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                                                            Exhibit 5.01


                      Undertaking re: Submission of Plan



     The registrant hereby undertakes that it will submit or has submitted the CCC Information Services Inc. 401(K) Retirement Savings & Investment Plan and any amendment thereto to the Internal Revenue Services ("IRS") in a timely manner and has made or will make all changes required by the IRS in order to qualify the plan.